Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

February 26, 2019

Ms. Tonya K. Aldave

Mr. Dietrich King

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:                             HOOKIPA Pharma Inc.
Draft Registration Statement on Form S-1
Submitted December 14, 2018 and

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted on January 17, 2019
File No. 377-02414

Dear Ms. Aldave and Mr. King:

This letter is confidentially submitted on behalf of HOOKIPA Pharma Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted on December 14, 2018 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated February 11, 2019 to Jörn Aldag, the Company’s Chief Executive Officer (the “Comment Letter”). The Company subsequently submitted an “exhibits only” filing as Amendment No. 1 to the Draft Registration Statement on January 17, 2019. The Company is concurrently confidentially submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form S-1 submitted December 14, 2018

Prospectus Summary

Our Pipeline, page 3

1.             We note your disclosure in the first paragraph on page 4 that “CD8+ T cell levels achieved in [y]our trial were in the range of, or higher than, the therapeutic levels those published by third parties, in separately designed and conducted clinical trials, using adoptive T cell transfer approaches for the same antigen.” Please tell us whether you conducted studies of HB-101 on a head to head basis. If not, please remove this comparison from your disclosure or tell us why you believe this comparison is appropriate.

Response to Comment No. 1: In response to the Staff’s comment, the Company  respectfully advises the Staff that it has revised the disclosure on pages 3, 96 and 107 of Amendment No. 2 to remove this comparison.

2.             Please tell us why you believe it is material to investors to include the “next gen antigen” compound in your pipeline. In this regard, we note your disclosure on page 120 about your next generation product candidates, all of which appear to be at the most preliminary states of development.

Response to Comment No. 2: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 2, 98 and 99 of Amendment No. 2 to remove the “next gen antigen” from its pipeline graphic.

Implications of Being an Emerging Growth Company, page 6

3.             Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 3: The Company respectfully advises the Staff that as of the date of this letter, no written communications have been presented by the Company, or anyone authorized to do so on behalf of the Company, to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. The Company respectfully advises the Staff that at the time that such written communications are presented to potential investors in reliance on Section 5(d) of the Securities Act it will provide the Staff, on a confidential basis under separate cover, copies of all such written communications.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Intellectual property licenses, page 89

4.             Please disclose either the percentage of the sublicense fees or a range of sublicense fees percentages that you are obligated to pay under the license agreement with the University of Basel.

Response to Comment No. 4: The Company respectfully advises the Staff that it has revised the disclosure on page 89 of Amendment No. 2 in response to the Staff’s comment to disclose the range of sublicense fees percentages it may be obligated to pay.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Use of Estimates Stock-based compensation, page 91

5.             Please update your disclosure to clarify whether stock options were granted subsequent to September 30, 2018.

Response to Comment No. 5: The Company respectfully advises the Staff that as of the time of the submission of the Draft Registration Statement, it had not granted any stock options subsequent to September 30, 2018. The Company subsequently granted options to some of its employees on December 6, 2018 and has revised the disclosure on pages 154 and 157 of Amendment No. 2 to include such stock options.

Business, page 96

6.             We note your references to “low-double digit percentage” on pages 89, 90, 126, 127, and 128. Please revise your disclosure on each of the referenced pages to narrow the royalty range to no more than ten percentage points (for example between twenty and thirty percent).

Response to Comment No. 6: The Company respectfully advises the Staff that it has revised the disclosure on pages 88, 89, 124 and 126 of Amendment No. 2 in response to the Staff’s comment. The Company respectfully advises the Staff that with respect to its license with the University of Zurich, the range of potential sublicense fees payable to the University of Zurich by the Company is in excess of ten percentage points and as such, the Company is not able to narrow the range to ten percentage points or less.

HB-101 Preclinical Results, page 110

7.             Please disclose and quantify all adverse events. In addition, please expand your disclosure to clarify what you mean when you state on page 111 that “[t]here were no treatment-related adverse events that resulted in early withdrawal from the trial,” as this suggests that there were other adverse events.

Response to Comment No. 7: The Company respectfully advises the Staff that it has revised the disclosure on pages 109 and 110 of Amendment No. 2 in response to the Staff’s comment.

Exclusive Jurisdiction for Certain Actions, page 173

8.             We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies solely to state law claims. If it does not apply solely to state law claims, then please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response to Comment No. 8: The Company respectfully advises the Staff that it has revised the disclosure on pages 63, 177 and 179 of Amendment No. 2 in response to the Staff’s comment.

Exhibits

9.             We note your references throughout the prospectus to funding agreements with agencies of the Austrian government. Please file these agreements as exhibits to the registration statement or tell us why believe they are not required to be filed.

Response to Comment No. 9: The Company respectfully advises the Staff that it will file the funding agreements with agencies of the Austrian government as exhibits to a subsequent amendment.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 710-2175.

Sincerely,

/s/ Robert E. Puopolo

Robert E. Puopolo

Enclosures:
cc: Jörn Aldag, HOOKIPA Pharma Inc.
Reinhard Kandera, HOOKIPA Pharma Inc.
Daniel Courtney, HOOKIPA Pharma Inc.
Kingsley L. Taft, Esq., Goodwin Procter LLP
Seo Salimi, Esq., Goodwin Procter, LLP